SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                     Amendment No. 11

                            to

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                   TERRA INDUSTRIES INC.
                     (Name of Issuer)

                 Common Stock, no par value
               (Title of Class of Securities)

                         457729101
           (CUSIP Number of Class of Securities)


       Ben L. Keisler                 N. Jordan
       Vice President                 Secretary
       Minorco (U.S.A.) Inc.          Minorco
       5251 DTC Parkway               9 Rue Sainte Zithe
       Suite 700                      Luxembourg City,
       Englewood, CO 80111            Luxembourg
       Telephone:  (303) 889-0700   Telephone:  (352)404-1101

             (Name, Address and Telephone Number of
            Persons Authorized to Receive Notices and
               Communications on Behalf of Bidder)

                         September 27, 1994
      (Date of Event which Requires Filing of this Statement)

=================================================================

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ___

Check the following box if a fee is being paid with this
Statement:  ___

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CUSIP No.   457729-10-1     (Common)

(1)  Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. of Above Person

     Minorco (U.S.A.) Inc.
     EIN:  84-1137980

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     ___  (a)
     ___  (b)


(3)  SEC Use Only


(4)  Source of Funds (See Instructions)


(5)  ___  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)


(6)  Citizenship or Place of Organization     Colorado


(7)  Sole Voting Power     37,160,725 Common Shares


(8)  Shared Voting Power


(9)  Sole Dispositive Power   37,160,725 Common Shares


(10) Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     37,160,725 Common Shares


(12) ___  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)


(13) Percent of Class Represented by Amount in Row (11)   52.67%


(14) Type of Reporting Person (See Instructions)         CO
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CUSIP No.     457729-10-1     (Common)

(1)  Names of Reporting Persons, S.S. or I.R.S.
     Identification Nos. of Above Person

     Minorco

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

      ___  (a)
      ___  (b)

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)


(5)  ___  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)


(6)  Citizenship or Place of Organization      Luxembourg


(7)  Sole Voting Power    By subsidiary -  37,160,725 Common
     Shares


(8)  Shared Voting Power


(9)  Sole Dispositive Power    By subsidiary - 37,160,725 Common
     Shares


(10) Shared Dispositive Power


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     37,160,725 Common Shares


(12) ___  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)


(13) Percent of Class Represented by Amount in Row (11)   52.67%


(14) Type of Reporting Person (See Instructions)        CO

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Item 1.   Security and Issuer

     This Amendment No. 11 to the Schedule 13D dated
August 3, 1983 of Minorco is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Act"), relating to the Common Shares, no par value, of Terra Industries Inc. ("Terra"), a Maryland corporation, Terra Centre, 600 Fourth Street, Sioux City, Iowa 51101.


Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by the addition of the following paragraph:

     "Minorco USA or any related company purchasing Terra Common
Shares in the proposed transaction set forth in Item 4 will obtain any necessary funds through debt or equity financing from Minorco or a subsidiary of Minorco."

Item 4.   Purpose of Transaction

     Item 4 is hereby amended by the addition of the following paragraph:

     "As previously disclosed, Terra and Minorco USA entered into a Put Option Agreement, dated August 8, 1994, under which Terra has the right to require Minorco USA to purchase up to 13,333,333 Terra Common Shares at a price of $7.50 per share in order to finance a portion of the acquisition price for Agricultural Minerals and Chemicals Inc. As a result of the recent increase in the price of Terra Common Shares, Terra has advised Minorco USA that it is exploring alternatives to exercising this right. In connection therewith, Terra's board of directors, with the participation of the directors who are officers or directors of Minorco USA, have approved the filing of a registration statement for the public offering of 9,000,000 Terra Common Shares, exclusive of the underwriters' over-allotment option (the "Offering")."

     "In order to provide greater assurance that the Offering will be completed promptly and at a price satisfactory to Terra, and to maintain Minorco's current proportionate beneficial ownership interest in Terra, Minorco USA has entered into an agreement with S.G. Warburg & Co. Inc., the lead underwriter for the Offering, under which Minorco USA has agreed to purchase from the underwriters approximately 53% of the Offering, plus a similar percentage of any portion of the over-allotment option exercised by the underwriters. The purchase will be made at a price equal to the offering price to the public, less the underwriting discount received by the underwriters. This agreement has been
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negotiated directly between the underwriters and representatives of Minorco USA. The agreement is subject to the execution of an underwriting agreement between Terra and the underwriters, and Minorco USA has the right to assign its rights and obligations under the agreement with S.G. Warburg & Co. Inc.
to any wholly owned subsidiary of Minorco."

Item 6.   Contracts, Arrangements, Undertakings or
          Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by the addition of the following paragraph:

     "Minorco USA executed a Put Option Agreement on
August 8, 1994 with Terra wherein Minorco USA agreed to purchase up to $100,000,000 of Terra Common Shares at Terra's option at the price of $7.50 per share at any time prior to October 31, 1994 in order to finance a portion of the acquisition price for Agricultural Minerals and Chemicals Inc."

     "Minorco USA executed a letter agreement dated
September 27, 1994 with S.G. Warburg & Co. Inc., which is described in more detail in Item 4 of this Amendment and is filed as Exhibit A hereto."

Item 7.  Material to be Filed as Exhibits

         Exhibit A      Letter Agreement between S.G. Warburg &
                        Co. Inc. and Minorco (U.S.A.) Inc.
                        dated September 27, 1994.

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                         SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                          MINORCO




                          By:  s/N. Jordan
                               N. Jordan
                               Secretary


September 27, 1994

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                          SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                          MINORCO (U.S.A.) INC.

                          By:  s/Ben L. Keisler
                               Ben L. Keisler
                               Vice  President, Secretary
                               and General Counsel




September 27, 1994

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